   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 17, 1998

                                                      REGISTRATION NO. 333-66765
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                               AMENDMENT NO. 1 TO
                                    FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                         CALYPTE BIOMEDICAL CORPORATION

             (Exact name of registrant as specified in its charter)

           DELAWARE                          3826                  06-1226727
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. employer
              of                 Classification Code Number)     identification
incorporation or organization)                                      number)

                1440 FOURTH STREET, BERKELEY, CALIFORNIA 94710,
                                 (510) 749-5100

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                               WILLIAM A. BOEGER
   President, Chief Executive Officer and Chairman of the Board of Directors
                         Calypte Biomedical Corporation
                               1440 Fourth Street
                           Berkeley, California 94710
                                 (510) 749-5100

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

                               SARAH O'DOWD, ESQ.
                        Heller Ehrman White & McAuliffe
                             525 University Avenue
                          Palo Alto, California 94301
                             (650) 324-7000 (phone)
                              (650) 324-0638 (fax)
                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / ____

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED DECEMBER 17, 1998


PROSPECTUS

                         CALYPTE BIOMEDICAL CORPORATION
                        3,102,500 SHARES OF COMMON STOCK

                               ------------------


    These shares may be offered and sold from time to time by certain stockholders of Calypte Biomedical Corporation ("Calypte") identified in this prospectus (see "Selling Stockholders"). The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will pay the expenses of registration of the sale of the shares.



    Our common stock trades on the Nasdaq SmallCap Market under the symbol "CALY". On December 15, 1998, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.41 per share.



    Beginning on page 2, we have listed several "RISK FACTORS" which you should consider. You should read the entire prospectus carefully before you make your investment decision.


                            ------------------------

    The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------

                The Date of this Prospectus is            , 1998

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN OUR SHARES. THESE FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS.


    UNCERTAINTY OF MARKET ACCEPTANCE. Our products incorporate a new method of determining the presence of HIV antibodies. There can be no assurance that we will obtain:


    - any significant degree of market acceptance among physicians, patients or health care payors; or

    - recommendations and endorsements by the medical community which are essential for market acceptance of the products.


The failure of our products to obtain market acceptance would have a material adverse effect on us.



    LACK OF SALES AND MARKETING EXPERIENCE. We have no experience marketing and selling our products either directly or through our distributors. The success of our products depends upon alliances with third-party distributors. There can be no assurance that:


    - our direct selling efforts will be effective;

    - our distributors will market successfully our products; or

    - if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.


Any disruption in our distribution, sales or marketing network could have a material adverse effect on us.



    HISTORY OF OPERATING LOSSES. We have incurred losses in each year since our inception. Our net loss for the six months ended June 30, 1998 was $3.8 million. We believe that we will need to raise more money in the next six months to continue to finance our operations.



    NEED FOR ADDITIONAL FINANCING. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.


    DEPENDENCE ON A SINGLE PRODUCT. Our HIV-1 urine-based screening test product is our only product. Accordingly, we may have to cease operations if our screening test fails to achieve market acceptance or generate significant revenues.


    RELIANCE ON KEY PATENTS AND LICENSES. We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge, Repligen, and the Texas A&M University System. There can be no assurance that the rights we have under these licensing agreements are sufficient or that we can adequately protect those rights.



    DEPENDENCE UPON SOLE SOURCE SUPPLIERS. We rely on single sources for certain components critical to the manufacture of our products. We can not quickly replace the suppliers of single-source components. Any delay or interruption in the supply of these components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales.


    LIMITED MANUFACTURING EXPERIENCE; SCALE-UP RISK. We have limited experience in manufacturing our products and no experience in manufacturing our products in commercial quantities. We may encounter difficulties in scaling-up production of new products, including problems involving:

    - production yields;

    - quality control and assurance;

    - raw material supply; and

    - shortages of qualified personnel.


    DEPENDENCE UPON INTERNATIONAL DISTRIBUTORS AND SALES. We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. The following risks may limit or disrupt our international sales:


    - the imposition of government controls;

    - export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in managing international operations; and

    - fluctuations in foreign currency exchange rates.

    Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to market successfully our products in foreign markets.


    INTENSE COMPETITION IN OUR MARKETS AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Competition in the IN VITRO diagnostic market is intense. We expect competition to increase. Within the United States, our competitors include a number of well-established manufacturers of blood-based enzyme immunoassays, plus at least one system for the detection of HIV antibodies using oral fluid samples. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Several of these competitors may have already submitted applications to the FDA for approval of their over-the-counter ("OTC") products. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours.



    These developments could render our technologies or products obsolete or noncompetitive or otherwise have a material adverse effect on us.


    POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS. The factors listed below, some of which we can not control, may cause our revenues and results of operations to fluctuate significantly:

    - actions relating to regulatory matters;

    - the extent to which our products gain market acceptance;

    - the timing and size of distributor purchases;

    - introductions of alternative means for testing for HIV; and

    - general economic conditions.


    EXTENSIVE REGULATION OF OUR PRODUCTS BY THE FDA AND FOREIGN REGULATORY AUTHORITIES. Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States.



    If we fail to comply with FDA regulations, or the FDA believes that we are not in compliance with such regulations, the FDA can:


    - detain or seize our products;

    - issue a recall of our products;

    - prohibit marketing and sales of our products; and


    - assess civil and criminal penalties against us, our officers or our employees.



    We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us.



    The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would have a material adverse effect on Calypte.

    In addition, we are in the process of moving manufacturing from our Berkeley, California facility to our facility in Alameda, California. Before we begin to manufacture our product at the Alameda facility, we must apply for and obtain FDA approval for that facility. Delays in receiving the FDA's approval or other difficulties which we encounter in scaling-up our manufacturing capacity to meet demand could have a material adverse effect on us.



    On November 19, 1998, we received a Warning Letter from the FDA following an inspection of our manufacturing facility in Berkeley, California. We responded in full to the Warning Letter on December 11, 1998 and we believe our responses should be sufficient. However, if the FDA is not satisfied with our corrective actions, it could take regulatory actions against us including license suspension, revocation, and/or denial, seizure and/or injunction, and/or civil penalties. Any such FDA action is likely to have a material adverse effect upon our ability to conduct operations. In addition, failure to satisfy the FDA may adversely affect receiving approval for the Alameda facility.



    NEED TO ESTABLISH REFERENCE LABORATORY. In connection with seeking approval for an OTC home urine collection kit for HIV-1 testing, we may establish a clinical reference laboratory. We may not be able to establish the laboratory or receive the regulatory approvals required for its operation. If the necessary regulatory approvals are obtained, the reference laboratory would test for HIV using our urine-based HIV-1 test and receive home-collected urine for HIV testing. In addition, we may have to offer counseling to laboratory customers in connection with the reporting of results. A reference laboratory, especially for HIV testing, involves a number of risks. To establish a reference laboratory, we must:


    - seek to hire and retain laboratory personnel;

    - purchase necessary equipment;

    - secure required permits;

    - incur marketing expenses;

    - obtain customers; and

    - comply with government regulations.


    Difficulties, delays or unforeseen expenses incurred in the course of completing any of these tasks could have an adverse effect on our ability to market a cost-effective OTC kit for HIV-1 testing.



    PRODUCT LIABILITY AND RECALL RISK; LIMITED INSURANCE COVERAGE. Calypte manufactures medical diagnostic products which subject it to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims which exceed our insurance coverage could have a material adverse effect on us. We maintain $10,000,000 of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liabilities which we incur in connection with clinical trials or sales of our products.



    ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. Certain provisions of our Certificate of Incorporation and Bylaws could:



    - discourage potential acquisition proposals;



    - delay or prevent a change in control of Calypte;



    - diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price; or



    - inhibit increases in the market price of our common stock that could result from takeover attempts.



    LIMITED PUBLIC MARKET; POSSIBLE REMOVAL FROM NASDAQ SMALLCAP. The public trading volume of our common stock has been relatively limited. A consistently active trading market for our common stock may not develop.



    In addition, the Nasdaq Stock Market inquired on one occasion whether we continue to meet the net capital surplus maintenance criterion for trading on the Nasdaq SmallCap Market. We currently meet the capital surplus requirement but our ability to continue to do so will depend on whether we are able to maintain a net capital surplus of at least $1,000,000. The public trading volume of our common stock and the ability of our stockholders to sell their shares could be significantly impaired if we fail to meet the maintenance criteria and are removed from the Nasdaq SmallCap Market. In that case, our common stock would trade on either the OTC bulletin board, a regional exchange or in the pink sheets, which would likely result in an even more limited trading volume.


    YEAR 2000. Calypte has a formal Year 2000 Program focusing on five key readiness areas: 1) hardware, addressing information technology; 2) software, addressing business, research, financial, inventory planning, production control, product distribution and customer support; 3) firmware, addressing built-in microprocessors that control production and non-production equipment;
4) third party suppliers of critical inventory; and 5) third party service providers.



    Calypte established a Year 2000 Task Force earlier this year. The task force is systematically examining each of the five key readiness areas by 1) identifying items with Year 2000 compliance concerns; 2) assessing the risk and impact of noncompliance for each item identified; and 3) correcting non-compliant items and testing the corrections to ensure readiness at both component and system levels. Calypte is in the process of contacting key suppliers to identify any concerns which may arise due to such suppliers' potential non-compliance. The task force will develop contingency plans if it discovers areas where there is a substantial possibility that Year 2000 compliance will not be achieved. Calypte plans to complete the identification of Year 2000 compliance concerns by the end of 1998. To date, we have not identified any material Year 2000 compliance concerns. We expect to complete risk assessment in each area by May 1999, and the correction, testing and the development of contingency plans will follow. Until we have identified potential Year 2000 concerns and developed contingency plans with respect to those concerns, we will not be in a position to identify our most reasonably likely worst case Year 2000 scenario. We have presently completed correction and testing in the Hardware readiness area and it is now Year 2000 compliant. As of September 30, 1998, Calypte had spent a total of approximately $2300 on its Year 2000 program and has made limited expenditures related to its Year 2000 program since then.



    We estimate that total Year 2000 costs to upgrade systems within Calypte will range from $4,000 to $15,000 with the majority of costs to be incurred in the next eighteen months. At this time we do not anticipate that Calypte will incur significant operating expenses or be required to invest heavily in computer system improvements because our manufacturing process does not rely heavily on automation and our existing computer hardware has proven to be Year 2000 compliant. However, Calypte is continuing to assess and develop alternatives that will require refinement of its cost estimate over time. There can be no assurance that there will not be a delay in, or increased costs associated with, our Year 2000 compliance program. Since our program is ongoing, all potential Year 2000 complications have not yet been identified. Therefore, the potential impact of possible complications on Calypte's financial condition and results of operations cannot be determined at this time. If computer systems used by Calypte or its suppliers or the product integrity of products provided to Calypte by suppliers fail or experience significant difficulties related to the Year 2000, Calypte's operations and financial condition could be adversely effected.



    VOLATILITY OF STOCK PRICE. The price of Calypte's common stock has been highly volatile. Our common stock has traded as low as $.50 and as high as $4.43 between mid-October 1998 and mid-December 1998. Some of the factors leading to this volatility include:



    - price and volume fluctuations in the stock market at large which do not relate to our operating performance;


    - fluctuations in our operating results;

    - announcements of technological innovations or new products which we or our competitors make;

    - FDA and international regulatory actions;

    - actions with respect to reimbursement matters;

    - developments with respect to patents or proprietary rights;

    - public concern as to the safety of products that we or others develop;

    - changes in health care policy in the United States or abroad; and


    - changes in stock market analysts' recommendations regarding Calypte, other medical products companies or the medical product industry generally.



    HAZARDOUS MATERIALS. Our research and development involves the controlled use of hazardous materials, such as azide. There can be no assurance that our safety procedures for handling and disposing of such materials will comply with applicable regulations. In addition, we can not eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on us.



    DEPENDENCE UPON KEY PERSONNEL. As a small company with only 30 employees, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.



    POTENTIAL ADVERSE EFFECT ON MARKET PRICE OF SHARES ELIGIBLE FOR FUTURE
SALE. Nearly all outstanding shares of our common stock are freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.



                      WHERE YOU CAN FIND MORE INFORMATION



    We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Calypte) may be found.



    This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-66765). The registration statement contains more information than this prospectus regarding Calypte and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.



                      DOCUMENTS INCORPORATED BY REFERENCE



    The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.



                    SEC FILING
                (FILE NO. 0-20985)                              PERIOD/FILING DATE
---------------------------------------------------  ----------------------------------------
Annual Report on Form 10-K                           Year ended December 31, 1997

Quarterly Reports on Form 10-Q                       Quarter ended March 31, 1998
                                                     Quarter ended June 30, 1998
                                                     Quarter ended September 30, 1998

Current Report on Form 8-K                           December 16, 1998

Description of common stock contained in             July 10, 1996
Registration Statements on Form 8-A                  December 16, 1998



    You may request a copy of these documents, at no cost, by writing to:



       Calypte Biomedical Corporation
       1440 Fourth Street
       Berkeley, California 94710
       Attention: President
       Telephone: (510) 749-5100.

                          FORWARD-LOOKING INFORMATION



    Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.



                              RECENT DEVELOPMENTS



    On November 19, 1998, Calypte received a Warning Letter from the FDA following an inspection of its manufacturing facility in Berkeley, California. The company responded in full to the Warning Letter on December 11, 1998 and believes that its responses should be sufficient. However, if Calypte receives additional inquiries from the FDA, it intends to cooperate fully to provide the requested information and take any further appropriate corrective actions. Calypte is in the process of moving its manufacturing to a new facility in Alameda, California. See "Risk Factors--Extensive Regulation of our Products by the FDA and Foreign Regulatory Authorities."



    On December 3, 1998, Clinical Reference Laboratory announced the results of a study conducted using Calypte's urine HIV-1 test. The study found 19 out of 50,231 individuals (0.038% or approximately 1 out of every 3,000 Americans) were blood positive for HIV-1, an incidence consistent with the percentage found in the general population. The urine test identified 17 out of 18 seropositives identified in the study (one matched urine sample from a seropositive individual could not be tested). In a subgroup of 25,106 individuals, 24 samples were negative by blood tests but positive by Calypte's FDA-licensed urine HIV-1 antibody test.

                                 CAPITALIZATION



    The following table sets forth the actual capitalization of Calypte at June 30, 1998. The table also sets forth the actual capitalization pro forma and as adjusted assuming the sale of the 3,102,500 shares offered hereby at a price of $1.00 per share and the application of the net proceeds from such sale (after deduction of estimated commissions and estimated offering expenses).



                                                                                               JUNE 30, 1998
                                                                                          -----------------------
                                                                                                       PRO FORMA
                                                                                                        AND AS
                                                                                            ACTUAL    ADJUSTED(1)
                                                                                          ----------  -----------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                            SHARE AND PER SHARE
                                                                                                   DATA)
Long-term portion of capital lease obligations..........................................  $      118   $     118
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value; no shares authorized;       2,036       2,036
  100,000 shares issued and outstanding; aggregate redemption and liquidation value of
  $1,000 plus cumulative dividends......................................................
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and        --          --
    outstanding, actual and as adjusted.................................................
  Common Stock, $0.001 par value, 20,000,000 shares authorized; 13,414,073 shares issued          13          17
    and outstanding, as of June 30, 1998; 16,516,573 shares issued and outstanding, as adjusted(1).........................................................................
Additional paid-in capital..............................................................      56,958      59,798
Deferred compensation...................................................................        (335)       (335)
Deficit accumulated during development stage............................................     (52,097)    (52,097)
                                                                                          ----------  -----------
Total stockholders' equity (deficit)....................................................       4,539       7,383
                                                                                          ----------  -----------
                                                                                          ----------  -----------
Total capitalization....................................................................  $    6,693   $   9,537
                                                                                          ----------  -----------
                                                                                          ----------  -----------


------------------------


(1) Includes 3,102,500 shares to be issued pursuant to the Purchase Agreement. Excludes (i) 887,053 reserved for issuance pursuant to Calypte's stock option plans and (ii) 285,838 shares reserved for issuance pursuant to Calypte's Employee Stock Purchase Plan.

                              SELLING STOCKHOLDERS



    The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of September 30, 1998 (as adjusted to give effect to the purchases under the Purchase Agreement) and the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. None of the selling stockholders has had a material relationship with Calypte within the past three years except as a result of the ownership of the shares or other securities of Calypte and as set forth in the notes to the following table.



                                                COMMON STOCK                         COMMON STOCK
                                             BENEFICIALLY OWNED       COMMON      BENEFICIALLY OWNED
                                            PRIOR TO OFFERING(1)      STOCK        AFTER OFFERING(1)
                                           -----------------------    TO BE     -----------------------
HOLDER                                       NUMBER      PERCENT       SOLD       NUMBER      PERCENT
-----------------------------------------  ----------  -----------  ----------  ----------  -----------
Clarion Group(2)                              800,000         4.8      400,000      --          --
Atlas II, LP(3)                               810,000         4.9      610,000     200,000         1.2
R. J. Capital, LP(3)                          190,000         1.2       90,000     100,000       *
Winston Partners(4)                           200,000         1.2      100,000      --          --
MAC & Co.(5)                                  602,500         3.6      150,000     452,500         2.7
H&Q Health Care Investors(6)                  861,576         5.2      360,000     501,576         3.0
H&Q Life Sciences Investors(6)                572,417         3.5      240,000     332,417         2.0
Porter Partners, LP(7)                        200,000         1.2      200,000      --          --
Apollo Medical Partners(8)                    150,000       *          150,000      --          --
Robert Ryan, MD & Patricia Ryan               100,000       *          100,000      --          --
Stephen J. Masocca(9)                         150,000       *          150,000      --          --
C. Fred Toney(9)                               35,000       *           20,000      15,000       *
Todd J. Kenck(9)                                7,500       *            7,500      --          --
David E. Collins (10)                          95,958       *           25,000      70,958       *
                                                                                                    --
                                           ----------         ---   ----------  ----------
TOTALS                                      4,774,951        28.8    3,102,500   1,672,451         9.8


------------------------

*   Less than 1%

(1) Applicable percentage of ownership is based on 13,428,194 shares of Common Stock outstanding as of October 26, 1998, and assumes the sale and issuance of 3,102,500 shares of Common Stock pursuant to the Purchase Agreement.


(2) The selling stockholder holds 400,000 shares through Clarion Capital Corporation, 300,000 shares through Clarion Partners, LP and 100,000 shares through Clarion Offshore Fund, Ltd. Morton A. Cohen is the Chairman of Clarion Capital Corporation, the Investment Advisor/General Partner to Clarion Partners, LP and the Investment Manager of Clarion Offshore Fund, Ltd. and holds voting and/or dispositive power in each entity.



(3) The General Partner of Atlas II Capital, LP and R. J. Capital, LP is Richard Jacinto who exercises voting and dispositive power over the securities held by the limited partnerships.



(4) The selling stockholder holds 100,000 shares through Winston Partners LP and 100,000 shares through Winston Partners II LLC. Chatterjee Fund Management, LP manages Winston Partners LP. Chatterjee Advisors LLC manages Winston Partners II LLC. Peter Hurwitz is the manager-in-fact of Chatterjee Fund Management, LP and the manager of Chatterjee Advisors LLC.

(5) The purchaser of the securities for MAC & Co. is Hathaway & Associates, Ltd., the stockholder's Registered Investment Advisor.



(6) Hambrecht & Quist Capital Management, Inc. manages the investment of the funds of H&Q Health Care Investors and H&Q Life Sciences Investors, both of which are established as trusts.



(7) The General Partner of Porter Partners LP is Jeffrey H. Porter who exercises voting and dispositive power over securities held by the limited partnership.



(8) The Managing Director of Apollo Medical Partners is Brandon Fradd.



(9) Stockholder is affiliated with Pacific Growth Equities, Inc., the underwriter for Calypte's initial public offering and the placement agent for the sale of the shares to the selling stockholders. Calypte has agreed to pay PGE approximately $210,000 upon the closing of the sale for certain investment advisory services and for placement agent fees in connection with sales to certain purchasers, as well as for other advisory services unconnected to the offering. In addition, Calypte has agreed to reimburse PGE for its reasonable out-of-pocket expenses incurred in connection with the offering, including the reasonable fees and expenses of PGE's counsel, up to a maximum of $50,000.



(10) Stockholder is a member of the Board of Directors of Calypte and is entitled to exercise options for the purchase of additional shares. The table includes shares subject to options exercisable by stockholder within sixty days of September 30, 1998.


                              PLAN OF DISTRIBUTION


    The selling stockholders may offer their shares at various times in one or more of the following transactions:



    - on the Nasdaq SmallCap Market (or any other exchange on which the shares may be listed);



    - in the over-the-counter market;



    - in negotiated transactions other than on such exchanges;



    - by pledge to secure debts and other obligations;



    - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or



    - in a combination of any of the above transactions.



    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices , at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.



    Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, Calypte has agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act. Alternatively, Calypte may contribute toward amounts paid due to such liabilities.

    Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Calypte's common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of shares of Calypte's common stock by the selling stockholders.



    The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of Calypte, and Calypte has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.


                                USE OF PROCEEDS


    We will not receive any of the proceeds from the sale of the shares by the selling stockholders.


                                 LEGAL MATTERS


    The validity of the securities offered hereby will be passed upon for us by Heller Ehrman White & McAuliffe, Palo Alto, California, our counsel in connection with the offering.


                                    EXPERTS


    The financial statements of Calypte Biomedical Corporation and subsidiary, (a development stage enterprise), as of December 31, 1997 and 1996, and for each of the years in the three-year period ended December 31, 1997 and for the period from February 18, 1988 (inception) through December 31, 1997, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the various expenses in connection with the sale and distribution of the securities being registered. All of the amounts shown are estimates except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee................  $     957
Legal fees and expenses............................................     30,000
Accounting fees and expenses.......................................      5,000
Miscellaneous......................................................      6,011
Total..............................................................  $  41,968
                                                                     ---------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.


    Article VIII of Calypte's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.



    Article VI of Calypte's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the corporation, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his conduct was unlawful.



    Calypte has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in Calypte's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.


ITEM 16. EXHIBITS


  EXHIBIT    DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
       4.1*  Common Stock Purchase Agreement between Calypte and the selling stockholders, dated November 2, 1998
       5.1*  Opinion of Heller Ehrman White & McAuliffe
      23.1*  Consent of Heller Ehrman White & McAuliffe (filed as part of Exhibit 5.1)
      23.2   Consent of KPMG Peat Marwick LLP, Independent Auditors
      24.1*  Power of Attorney


------------------------

*   Previously filed with this Registration Statement

ITEM 17. UNDERTAKINGS

        A. The undersigned registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

    PROVIDED, HOWEVER, that paragraphs A(1)(i) and A(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B. The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

        C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Berkeley, State of California, on December 16, 1998.

                                              CALYPTE BIOMEDICAL CORPORATION

                                                                By:

                                                                                   /s/ WILLIAM A. BOEGER

                                                                         -----------------------------------------

                                                                                     William A. Boeger

                                                                           PRESIDENT, CHIEF EXECUTIVE OFFICER AND

                                                                             CHAIRMAN OF THE BOARD OF DIRECTORS



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-3 has been signed below by the following persons in the capacities and on the dates indicated:



                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------
                                                        President, Chief Executive
                /s/ WILLIAM A. BOEGER                   Officer and Chairman of Board of
     -------------------------------------------        Directors (Principal Executive
                  William A. Boeger                     Officer)                                December 16, 1998

              HOWARD B. URNOVITZ, PH.D.*
     -------------------------------------------        Chief Science Officer and
              Howard B. Urnovitz, Ph.D.                 Director                                December 16, 1998

                                                        Chief Operating Officer, Vice
                  JOHN J. DIPIETRO*                     President--Finance, Chief
     -------------------------------------------        Financial Officer and Secretary
                   John J. DiPietro                     (Principal Financial and
                                                        Accounting Officer)                     December 16, 1998

                    DAVID COLLINS*
     -------------------------------------------        Director
                    David Collins                                                               December 16, 1998

               JULIUS R. KREVANS, M.D.*
     -------------------------------------------        Director
               Julius R. Krevans, M.D.                                                          December 16, 1998

                 MARK NOVITCH, M.D.*
     -------------------------------------------        Director
                  Mark Novitch, M.D.                                                            December 16, 1998

               ZAFAR I. RANDAWA, PH.D.*
     -------------------------------------------        Director
               Zafar I. Randawa, Ph.D.                                                          December 16, 1998

                    PAUL FREIMAN*
     -------------------------------------------        Director
                     Paul Freiman                                                               December 16, 1998

                /s/ WILLIAM A. BOEGER
     -------------------------------------------
                  *William A. Boeger
                  (Attorney-in-Fact)

                         CALYPTE BIOMEDICAL CORPORATION

                               INDEX TO EXHIBITS


 EXHIBIT NO.   DESCRIPTION
-------------  -----------------------------------------------------------------------------------------------------
       4.1*    Common Stock Purchase Agreement between Calypte and the selling stockholders, dated November 2, 1998

       5.1*    Opinion of Heller Ehrman White & McAuliffe

      23.1*    Consent of Heller Ehrman White & McAuliffe (filed as part of Exhibit 5)

      23.2     Consent of KPMG Peat Marwick LLP, Independent Auditors

      24.1*    Power of Attorney (see page II-3)


------------------------

*   Previously filed with this Registration Statement